AEOLUS PHARMACEUTICALS, INC.

May 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:	Aeolus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed May 16, 2013
File No. 333-188670
Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated May 22, 2013

Dear Mr. Riedler:

On behalf of Aeolus Pharmaceuticals, Inc. (the “Company”), set forth below are our responses to Staff comments made by letter dated May 22, 2013 (the “Comment Letter”), in connection with the Registration Statement on Form S-1 (File No. 333-188670) of the Company (the “Registration Statement”).  The responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Exhibit 5.1

1.
We note that the shares you are registering for resale include 16,129,501 shares of common stock issuable upon exercise of warrants, yet the company’s legal counsel only opines as to 16,125,334 shares of common stock issuable upon exercise of warrants. We also note that this inaccuracy has caused the total number of shares of common stock referenced in the legal opinion to be inconsistent with the total number of common shares registered on the Form S-1. Please file a revised legal opinion that corrects these discrepancies.

Response:  We have filed an amendment to the Registration Statement which includes a revised Exhibit 5.1 legal opinion which covers an aggregate of 30,591,501 shares of common stock being registered.  Of these 30,591,501 shares of common stock being registered, 16,129,501 shares of common stock are issuable upon exercise of warrants.

We acknowledge that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 481-9825.

Very truly yours,

/s/John McManus
By: John McManus
Title: President and Chief Executive Officer

cc: Michael A. Hedge, Esq. (via e-mail)